Filed by Danaher Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Danaher Corporation

Commission File Number: 1-8089

The following document was distributed to certain investors of, and other investment professionals who follow, Danaher Corporation.

Transaction Overview

1.	Why are you doing this transaction? What is the strategic rationale?

—	Culmination of a multi-year discussion between us and NetScout
—	This transaction will create a company with superb global scale and best-in-class solutions to deploy, manage and secure the networks of both telecommunication service providers and high performance enterprises
—	Better together with greater opportunity for growth through expanded sales coverage and enhanced R&D capabilities; able to provide better solutions to customers
—	An unique and attractive way to create shareholder value

2.	What are the details of this transaction?

—	It is a tax-free transaction called a Reverse Morris Trust, involving 3 steps:

1)	Danaher spins/splits off the Communications business to Danaher shareholders

2)	The spin/split is followed by a merger of the spin/split-co with NetScout

3)	After close, Danaher shareholders will own ~60% of NetScout (62.5M shares) and NetScout shareholders will own ~40% of NetScout

—	At NetScout’s closing price of $41.91 on October 10, 2014, the transaction values Danaher’s Communications business at $2.6 billion

—	Determination of a spin or split will be made based on market conditions before close

—	Expected close in 2015

3.	What is the market size? What are the growth drivers?

—	The combined served market is >$6B and growing at a mid-single digit rate

—	Attractive growth drivers cut across all served markets

¡	To businesses, it is more important than ever that applications and networks are “always accessible” driving increased monitoring

¡	Growth and consolidation in enterprise data centers

¡	Growth in bandwidth consumption among enterprise and telecommunication customers

¡	Increased cyber security concerns globally

4.	What is the impact to EPS as a result of the transaction?

—	A spin-off would result in ~2-3% EPS dilution on an annual basis which would likely be more than offset by the value from NetScout stock provided as consideration for the merger

—	In a split-off transaction there will likely be an immaterial impact to EPS (and could potentially be accretive)

5.	Who will run the business?

—	The current NetScout management team will continue running the combined company, including Anil Singhal, co-founder and CEO of NetScout

—	Jim Lico will remain a DHR leader but will join the Board of Directors of the new NetScout upon closing to provide support going forward

6.	What does this all look like? What market segments will NetScout have a presence in?

—	Danaher plans to combine its Communications business (including Tektronix Communications, Arbor Networks, and Fluke Networks) with NetScout

—	The data cabling tools business and carrier service provider tools business of Fluke Networks will be retained by Danaher.

Market Segment Breakdown

Company Overview – Communications business

7.	What is Danaher’s Communications business?

—	A leading, global provider of monitoring, management and optimization tools and services for communications and enterprise networks

—	Danaher’s products and services are used in the design, development, installation, deployment and operation of communications networks

8.	What are the Communication businesses’ products?

—	Tektronix Communications sells solutions primarily to service providers, including wireless carriers/telecommunication companies, to troubleshoot subscriber problems and monitor their networks

—	Fluke Networks offers solutions for network installation/deployment, network performance management and troubleshooting, and security and performance monitoring

—	Arbor Networks sells network security solutions for large enterprises and service providers

9.	What businesses are going to be merged with Netscout?

—	Danaher’s entire Communications business with the exception of the data cabling tools business (DCI) and carrier service provider (CSP) tools business of Fluke Networks

—	Fluke Networks DCI and CSP overview:

¡	These products assist installers in testing and certifying copper and fiber optic cable installations within data centers and buildings (offices, shopping centers, homes, etc.)

¡	This business had ~$170M in revenue during 2013

10.	Who does Danaher’s Communication business sell to? What is geographic breakdown?

Company Overview – Netscout

11.	Who is Netscout?

—	A market leader in network performance management solutions for organizations with high performance networks

—	NetScout is a premier brand in the communications market and its products are used by 92 percent of the fortune 100 and by more than 165 service providers worldwide

—	FY 14 (March fiscal year ending) Revenue of ~$0.4B

12.	What do NetScout’s products do?

—	NetScout’s products helps networks run better

—	Their solutions are analogous to what the “check engine” light is to a car and driver but for networks and network operators

—	Allows network operators to see how well network services are performing and how data is moving around the network infrastructure

—	These operators can then make decisions to optimize performance

13.	Who does Netscout sell to? What is geographic breakdown?

14.	How are these products different from what Danaher’s Communications business provides?

—	Telecommunications

¡	NetScout’s core products deal primarily with the service level performance of the network at macro level

¡	Danaher’s Tektronix Communication’s core products deal with troubleshooting at a more granular, subscriber level

¡	NetScout’s products are typically distributed, meaning they are used at a regional/local level, while Tektronix Communication’s products are used by centralized help desks at a national level

—	Enterprise

¡	NetScout has very limited presence in the smaller/mid-sized business segment where Fluke Network’s products are primarily used

¡	NetScout does not currently offer products in network security where Arbor Network’s products are used

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the proposed transaction, NetScout and Danaher’s Communications subsidiary will file registration statements with the SEC registering shares of NetScout common stock and Danaher’s Communications subsidiary common units in connection with the proposed transaction. NetScout’s registration statement will also include a proxy statement and prospectus of NetScout relating to the proposed transaction. Danaher shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and NetScout shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about NetScout, Danaher’s Communications business and the proposed transaction. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Danaher upon written request to Danaher Corporation, Investor

Relations, 2200 Pennsylvania Ave, NW Suite 800W, Washington, DC 20037, or by calling (202) 828-0850 or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of NetScout. However, Danaher, NetScout and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of NetScout in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Danaher may be found in its Annual Report on Form 10-K filed with the SEC on February 22, 2014 and its definitive proxy statement relating to its Annual Meeting of Shareholders filed with the SEC on April 2, 2014. Information about the directors and executive officers of NetScout may be found in its Annual Report on Form 10-K filed with the SEC on May 20, 2014, and its definitive proxy statement relating to its 2014 Annual Meeting of Stockholders filed with the SEC on July 24, 2014.